SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

37951D102

(CUSIP Number)

PAR Capital Management, Inc. Attention: Steven M. Smith One International Place Suite 2401 Boston, MA 02110 (617) 556-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,374,751*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,478,011**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,478,011**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.25%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes 19,118,233 shares of Non-Voting Common Stock of the Issuer (the “PAR Non-Voting Shares”), excludes 985,027 shares of Common Stock that are Escrow Shares that may be released to PAR Investment Partners upon termination of the Escrow Agreement (the “PAR Escrow Shares”), and includes 509,512 shares of Common Stock underlying the Warrants (the “PAR Warrant Shares”) (determined in accordance with Rule 13d-3 of the Act). The shares of Non-Voting Common Stock are convertible on a share for share basis upon the earlier to occur of (a) the election by a holder of such shares, on or after October 31, 2013, to convert such shares into shares of Common Stock, and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes Section 13(d) of the Act.
**	Includes the PAR Non-Voting Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act, and includes the PAR Escrow Shares. The Reporting Persons disclaim Section 13(d) dispositive power over (i) the PAR Non-Voting Shares until the date that is 60 days prior to October 31, 2013, and (ii) the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 54,842,888 shares of capital stock of the Issuer outstanding as of January 31, 2013, as reported in the Issuer’s Current Report on Form 8-K filed on February 4, 2013 (the “Form 8-K”).

CUSIP No. 37951D102	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,374,751*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,478,011**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,478,011**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.25%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes the PAR Non-Voting Shares, excludes the PAR Escrow Shares, and includes the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act). The shares of PAR Non-Voting Shares are convertible on a share for share basis upon the earlier to occur of (a) the election by a holder of such shares, on or after October 31, 2013, to convert such shares into shares of Common Stock, and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes Section 13(d) of the Act.
**	Includes the PAR Non-Voting Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act, and includes the PAR Escrow Shares. The Reporting Persons disclaim Section 13(d) dispositive power over (i) the PAR Non-Voting Shares until the date that is 60 days prior to October 31, 2013, and (ii) the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 54,842,888 shares of capital stock of the Issuer outstanding as of January 31, 2013, as reported in the Form 8-K.

CUSIP No. 37951D102	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,374,751*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,478,011**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,478,011**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.25%**
14.	Type of Reporting Person (See Instructions) CO

*	Excludes the PAR Non-Voting Shares, excludes the PAR Escrow Shares, and includes the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act). The shares of PAR Non-Voting Shares are convertible on a share for share basis upon the earlier to occur of (a) the election by a holder of such shares, on or after October 31, 2013, to convert such shares into shares of Common Stock, and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes Section 13(d) of the Act.
**	Includes the PAR Non-Voting Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act, and includes the PAR Escrow Shares. The Reporting Persons disclaim Section 13(d) dispositive power over (i) the PAR Non-Voting Shares until the date that is 60 days prior to October 31, 2013, and (ii) the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 54,842,888 shares of capital stock of the Issuer outstanding as of January 31, 2013, as reported in the Form 8-K.

CUSIP No. 37951D102	13D	Page 5 of 12 Pages

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock (the “Common Stock”), par value $0.0001 per share (the “Shares”), of Global Eagle Entertainment Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 10900 Wilshire Blvd. Suite 1500, Los Angeles, California 90024. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”) and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110.

The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110.

The sole general partner of PAR Group, is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

Paul A. Reeder, III is the President and sole director of PAR Capital Management. Each of Frederick S. Downs, Jr., Arthur G. Epker, III and Edward L. Shapiro is a Vice President of PAR Capital Management. Steven M. Smith is the Chief Operating Officer and General Counsel of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, Mr. Shapiro and Mr. Smith is One International Place, Suite 2401, Boston, MA 02110.

The Shares to which this Schedule 13D relates are owned by PAR Investment Partners.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

CUSIP No. 37951D102	13D	Page 6 of 12 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

Merger Agreement

As more fully described in the definitive proxy statement (the “Proxy Statement”) filed by the Issuer with the SEC on January 17, 2013, pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of November 8, 2012, by and among the Issuer, EAGL Merger Sub Corp. (“Merger Sub”), Row 44, Inc. (“Row 44”) and PAR Investment Partners, Merger Sub merged with and into Row 44 (the “Merger”) at a closing occurring on January 31, 2013 (the “Merger Closing”). At the Merger Closing, PAR Investment Partners’ shares of capital stock of Row 44 were converted into the right to receive an aggregate of 9,850,266 shares of Common Stock (based on a price of $10.00 per share of Common Stock). In addition, at the Merger Closing, the Issuer assumed warrants (the “Warrants”) to purchase shares of capital stock of Row 44 held by PAR Investment Partners, with the terms of the Warrants being adjusted such that as of immediately following the Merger Closing such Warrants represented the right to acquire an aggregate of 509,512 shares of Common Stock (of which 477,393 of such shares are subject to a Warrant having an exercise price of $8.62 per share, and 32,119 of such shares are subject to Warrants having an exercise price of $23.35 per share). The Warrants are fully vested and exercisable.

Stock Purchase Agreement

As more fully described in the Proxy Statement, pursuant to a Stock Purchase Agreement (the “AIA Stock Purchase Agreement”), dated as of November 8, 2012, between the Issuer and PAR Investment Partners, concurrently with the Merger Closing, PAR Investment Partners sold to the Issuer 20,464,581 shares of Advanced Inflight Alliance AG (“AIA Shares”) held by PAR Investment Partners (valued at approximately $143.7 million) in exchange for 14,368,233 shares of non-voting common stock, par value $0.0001 per share, of the Issuer (the “Non-Voting Common Stock”) (based on a price of $10.00 per share of Non-Voting Common Stock). The AIA Shares acquired by the Issuer pursuant to the AIA Stock Purchase Agreement represented approximately 86% of the outstanding shares of Advanced Inflight Alliance AG. The shares of Non-Voting Common Stock are convertible into voting Common Stock on a share for share basis upon the earlier to occur of (a) the election by a holder of such shares, on or after October 31, 2013, to convert such shares, and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes Section 13(d) of the Act.

Backstop Agreement

As more fully described in the Proxy Statement, pursuant to the Amended and Restated Common Stock Purchase Agreement (the “Backstop Agreement”), dated as of November 8, 2012, between the Issuer and PAR Investment Partners, concurrently with the Merger Closing, PAR Investment Partners purchased from the Issuer an additional 4,750,000 shares of Non-Voting Common Stock for a cash purchase price of $10.00 per share.

Registration Rights Agreement

As more fully described in the Proxy Statement, in connection with the transactions contemplated by the Merger Agreement and the AIA Stock Purchase Agreement, PAR Investment Partners entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated as of January 31, 2013, with the Issuer and the parties named on the signature pages thereto (collectively, the “Holders”).

Resale Shelf Registration Statement

The Registration Rights Agreement provides that the Issuer will prepare and file a resale shelf registration statement (the “Resale Shelf Registration Statement”) covering the resale of shares of Common Stock that constitute the registrable securities (the “Registrable Securities”) held by the Holders, including Registrable Securities held by PAR Investment Partners, no later than February 11, 2013. Pursuant to the Registration Rights Agreement, the Issuer is required to maintain the effectiveness of the Resale Shelf Registration Statement for so long as any Registrable Securities are outstanding.

Piggy-Back Registration

Under the Registration Rights Agreement, if the Issuer proposes to register any of its shares of Common Stock, PAR Investment Partners and the other Holders will have the right to include their Registrable Securities in such registration, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such Registrable Securities that may be registered.

CUSIP No. 37951D102	13D	Page 7 of 12 Pages

Demand Registration

Under the Registration Rights Agreement, each of PAR Investment Partners and certain other Holders is entitled to require the Company to undertake an underwritten public offering of all or a portion of the Regsitrable Securities it owns, subject to certain limitations and no more than once during any six month period, so long as the estimated value of the Registrable Securities to be sold in such offering is at least $10 million.

Escrow Agreement

As more fully described in the Proxy Statement, in connection with the transactions contemplated by the Merger Agreement, 10% of the shares of Common Stock otherwise issuable to the stockholders of Row 44 (including PAR Investment Partners) in connection with the Merger (the “Escrow Shares”) are to be held in escrow pursuant to and in accordance with the terms of the Escrow Agreement (the “Escrow Agreement”), dated as of January 31, 2013, by and among Global Eagle Entertainment, Inc., PAR Investment Partners, L.P., solely in its capacity as stockholders’ agent, and American Stock Transfer & Trust Company LLC. Under the terms of the Escrow Agreement, neither the stockholders’ agent nor any of the other former Row44 stockholders are permitted to vote any of the Escrow Shares until such shares are released from escrow.

The Escrow Shares are available as a source of consideration available for the payment of certain purchase price adjustments and indemnification obligations under the Merger Agreement. The Escrow Agreement provides a procedure by which the Issuer may make claims with respect to the Escrow Shares. All Escrow Shares not subject to claims by the Issuer are to be released to the former Row 44 stockholders on July 31, 2014.

The foregoing descriptions of the Merger Agreement, the AIA Stock Purchase Agreement, the Backstop Agreement, the Registration Rights Agreement and the Escrow Agreement do no purport to be complete and are qualified in their entirety by the terms of each such document, which are incorporated herein by reference.

Additional Disclosure

Edward L. Shapiro, an employee of PAR Capital Management, serves as the representative for the Reporting Persons on the Issuer’s board of directors.

PAR Investment Partners acquired the Shares as investments in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Shapiro, in their fiduciary capacities as directors, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

CUSIP No. 37951D102	13D	Page 8 of 12 Pages

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of January 31, 2013, PAR Investment Partners may be deemed to beneficially own 29,478,011 shares of Common Stock (which includes all Common Stock held by PAR as well as the PAR Non-Voting Shares, the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 53.25% (determined in accordance with Rule 13d-3 of the Act) of the 54,842,888 shares of capital stock outstanding as of January 31, 2013 as reported in the Issuer’s Form 8-K. As of January 31, 2013, PAR Investment Partners has sole voting power with respect to 9,374,752 shares, representing approximately 26.2% of the 35,724,655 shares of Common Stock outstanding as of January 31, 2013, and may be deemed to have sole dispositive power with respect to 29,478,011 shares, representing approximately 53.25% of the 54,842,888 shares of capital stock outstanding as of January 31, 2013. PAR Investment Partners disclaims Section 13(d) beneficial ownership over (i) all of the PAR Non-Voting Shares until the date that is 60 days prior to October 31, 2013, and (ii) all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

As of January 31, 2013, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 29,478,011 shares of Common Stock (which includes all Common Stock held by PAR as well as the PAR Non-Voting Shares, the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 53.25% (determined in accordance with Rule 13d-3 of the Act) of the 54,842,888 shares of capital stock outstanding as of January 31, 2013 as reported in the Issuer’s Form 8-K. As of January 31, 2013, PAR Investment Partners has sole voting power with respect to 9,374,752 shares, representing approximately 26.2% of the 35,724,655 shares of Common Stock outstanding as of January 31, 2013, and may be deemed to have sole dispositive power with respect to 29,478,011 shares, representing approximately 53.25% of the 54,842,888 shares of capital stock outstanding as of January 31, 2013. PAR Investment Partners disclaims Section 13(d) beneficial ownership over (i) all of the PAR Non-Voting Shares until the date that is 60 days prior to October 31, 2013, and (ii) all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

As of January 31, 2010, PAR Capital Management, through its control of PAR Group as general partner, may be deemed to beneficially own 29,478,011 shares of Common Stock (which includes all Common Stock held by PAR as well as the PAR Non-Voting Shares, the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 53.25% (determined in accordance with Rule 13d-3 of the Act) of the 54,842,888 shares of capital stock outstanding as of January 31, 2013 as reported in the Issuer’s Form 8-K. As of January 31, 2013, PAR Investment Partners has sole voting power with respect to 9,374,752 shares, representing approximately 26.2% of the 35,724,655 shares of Common Stock outstanding as of January 31, 2013, and may be deemed to have sole dispositive power with respect to 29,478,011 shares, representing approximately 53.25% of the 54,842,888 shares of capital stock outstanding as of January 31, 2013. PAR Investment Partners disclaims Section 13(d) beneficial ownership over (i) all of the PAR Non-Voting Shares until the date that is 60 days prior to October 31, 2013, and (ii) all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

CUSIP No. 37951D102	13D	Page 9 of 12 Pages

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

1.1	Agreement and Plan of Merger and Reorganization, dated as of November 8, 2012, by and among Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.), EAGL Merger Sub Corp., Row 44, Inc., and PAR Investment Partners, L.P., in its capacity as stockholders’ agent and for other specific purposes.*

1.2	Amended and Restated Registration Rights Agreement, dated as of January 31, 2013, by and among Global Eagle Entertainment Inc. and the parties named on the signature pages thereto.**

1.3	Escrow Agreement, dated as of January 31, 2013, by and among Global Eagle Entertainment, Inc., PAR Investment Partners, L.P., solely in its capacity as stockholders’ agent, and American Stock Transfer & Trust Company LLC.

1.4	Stock Purchase Agreement, dated as of November 8, 2012, by and between Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.) and PAR Investment Partners, L.P.*

1.5	Amended and Restated Common Stock Purchase Agreement, dated as of November 8, 2012, by and between Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.) and PAR Investment Partners, L.P. *

1.6	Preferred Stock Purchase Warrant PW No. C-2-1 of Row 44, Inc. dated as of June 7, 2012.

1.7	Common Stock Warrant CW No. 1 of Row 44, Inc., dated as of December 28, 2007.

1.8	Common Stock Warrant CW No. 2 of Row 44, Inc., dated as of December 28, 2007.

*	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2012.
**	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2013.

CUSIP No. 37951D102	13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 7, 2013

PAR INVESTMENT PARTNERS

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

CUSIP No. 37951D102	13D	Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Description

1.1	Agreement and Plan of Merger and Reorganization, dated as of November 8, 2012, by and among Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.), EAGL Merger Sub Corp., Row 44, Inc., and PAR Investment Partners, L.P., in its capacity as stockholders’ agent and for other specific purposes.*

1.2	Amended and Restated Registration Rights Agreement, dated as of January 31, 2013, by and among Global Eagle Entertainment Inc. and the parties named on the signature pages thereto.**

1.3	Escrow Agreement, dated as of January 31, 2013, by and among Global Eagle Entertainment, Inc., PAR Investment Partners, L.P., solely in its capacity as stockholders’ agent, and American Stock Transfer & Trust Company LLC.

1.4	Stock Purchase Agreement, dated as of November 8, 2012, by and between Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.) and PAR Investment Partners, L.P.*

1.5	Amended and Restated Common Stock Purchase Agreement, dated as of November 8, 2012, by and between Global Eagle Entertainment Inc. (f/k/a Global Eagle Acquisition Corp.) and PAR Investment Partners, L.P.*

1.6	Preferred Stock Purchase Warrant PW No. C-2-1 of Row 44, Inc. dated as of June 7, 2012.

1.7	Common Stock Warrant CW No. 1 of Row 44, Inc., dated as of December 28, 2007.

1.8	Common Stock Warrant CW No. 2 of Row 44, Inc., dated as of December 28, 2007.

*	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2012.
**	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2013.

CUSIP No. 37951D102	13D	Page 12 of 12 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of February 7, 2013.

PAR INVESTMENT PARTNERS

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel